Exhibit 99.3

February 10, 2016

The Secretary

BSE Limited

National Stock Exchange of India Ltd.

New York Stock Exchange Inc.

Dear Sir/Madam,

Sub : Board Meeting

Pursuant to Regulation 29(1)(b) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we hereby intimate you that a meeting of the Board of Directors has been scheduled on Wednesday, February 17, 2016, to consider the buyback of equity shares of the Company and other allied matters, as appropriate.

This is for your information and records.

With regards,